Exhibit 99.1

Press Release

Eltek Reports Fourth Quarter and Full Year 2017 Financial Results

•	Revenues of $9.1 million in the fourth quarter of 2017, compared to $7.3 million in Q4-2016 (excluding Kubatronik)
•	Net loss of $669,000, compared to net loss of $2.8 million in Q4-2016 (excluding Kubatronik
•	Revenues of $32.8 million in 2017, compared to $33.2 million in 2016 (excluding Kubatronik)
•	Net loss of $3.8 million in 2017, compared to net loss of $3.2 million in 2016 (excluding Kubatronik)

PETACH-TIKVA, Israel, April 30, 2018 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today its financial results for the fourth quarter and full year ended December 31, 2017.

Mr. Yitzhak Nissan, Chairman of the Board and Chief Executive Officer, commented: “Our revenues in the full year of 2017 decreased to $32.8 million from $33.2 million in 2016, excluding Kubatronik. Our revenues increased in the fourth quarter of 2017 to $9.1 million compared to revenues of $7.3 million in the fourth quarter of 2016, excluding Kubatronik. We continue the implementation of the improvements we made in our manufacturing procedures, in order to supply our increased backlog of orders.

We see an increased demand for our products and our backlog of orders has grown significantly. I believe that the adjustments made to our manufacturing and marketing operations will assist the Company to reach its goals quickly and efficiently. I am determined to bring the Company back to profitability in the near future.

In March 2018, Nistec Ltd., the Company's controlling shareholder, extended the Company a bridge financing of NIS 4 million (approximately $1.1 million) for working capital. In addition, in April 2018, Nistec provided the Company a letter of commitment to provide additional financing in the amount of up to $2.5 million, valid for one year following the date of the approval of its 2017 financial statements. These supports, along with the financial support provided by Nistec in 2017, reflect my confidence in the Company and my belief that Eltek has the potential to overcome the manufacturing challenges and return to profitability.

The results for the fourth quarter and the full year ended December 31, 2017, do not include the operations of Kubatronik Leiterplatten GmbH, which were included in Eltek's results for the comparable periods in 2016. Therefore, we have provided selected financial information on a proforma basis, excluding Kubatronik's results for 2016," Mr. Nissan concluded.

Highlights of the Full Year of 2017 compared to the Full Year of 2016

•	Revenues for the full year of 2017 amounted to $32.8 million compared to revenues of $37.1 million in 2016 ($33.2 million excluding Kubatronik).

•	Gross profit was $1.3 million (4.1% of revenues), compared to gross profit of $2.8 million (7.6% of revenues) in 2016, ($2.8 million or 8.3% of revenues excluding Kubatronik).

•	Operating loss was $3.4 million compared to an operating loss of $2 million in 2016, ($1.6 million excluding Kubatronik).

•
Net loss was $3.8 million or $1.86 per fully diluted share, compared to a net loss of $3.6 million or $1.79 per fully diluted share in 2016 (a net loss of $3.2 million or $1.6 per fully diluted share excluding Kubatronik).

•	EBITDA was a negative $1.3 million compared to a negative $313,000 in the 2016 (a negative $124,000 excluding Kubatronik).

•	Net cash used in operating activities amounted to $3.4 million compared to $165,000 provided by operating activities in 2016.

•	Cash and cash equivalents as of December 31, 2017 were $887,000, compared to $1.2 million as of December 31, 2016.

Highlights of the Fourth Quarter of 2017 compared to the Fourth Quarter of 2016

•	Revenues for the fourth quarter of 2017 were $9.1 million compared to revenues of $8.1 million in the fourth quarter of 2016 ($7.3 million excluding Kubatronik).

•	Gross profit was $740,000 (8.1% of revenues) compared to a gross loss of $463,000 (5.7% of revenues) in the fourth quarter of 2016 (gross loss of $283,000 or 3.9% of revenues excluding Kubatronik).

•	Operating loss was $568,000 compared to an operating loss of $1.6 million in the fourth quarter of 2016 (an operating loss of $1.4 million excluding Kubatronik).

•
Net loss was $669,000 or $0.33 per fully diluted share compared to a net loss of $3 million or $1.48 per fully diluted share in the fourth quarter of 2016 (a net loss of $2.8 million or $1.4 per fully diluted share excluding Kubatronik).

•	EBITDA was a negative $130,000 compared to a negative $1.4 million in the fourth quarter of 2016 (a negative $1.2 million excluding Kubatronik).

•	Net cash used in operating activities amounted to $775,000 compared to $1.3 million of cash used in operating activities in the fourth quarter of 2016.

Conference Call:

Today, Monday, April 30, 2018, at 9:30 a.m. Eastern Time, Eltek will conduct a conference call to discuss the results. The call will feature remarks by Mr. Yitzhak Nissan, Chairman of the Board of Directors and Chief Executive Officer, Mr. Roberto Tulman, Deputy CEO and Chief Technology Officer, and Mr. Amnon Shemer, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please allow for additional time to connect prior to the call:

United States:          1-888-407-2553
Israel:                        03-9180664
International:          +972-3-9180664

At:
9:30 a.m. Eastern Time
6:30 a.m. Pacific Time
16:30 p.m. Israel Time

A replay of the call will be available through the Investor Info section on Eltek’s corporate website at www.nisteceltek.com approximately 24 hours after the conference call is completed and will be archived for 30 days.

(Tables follow)

About Eltek

Eltek – "Innovation Across the Board", is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek has ITAR, AS-9100 and NADCAP Electronics permits and its customers include top of the line companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, and R&D, production and marketing center is located in Israel. Eltek operates also through its subsidiaries in North America and Europe, and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com.

Use of Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures, including EBITDA. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table below.

Safe Harbor for Forward Looking Statements:

This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S Federal securities laws, that involve a number of risks and uncertainties including, but not limited, to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and in subsequent filings with the United States Securities and Exchange Commission. Except as otherwise required by law, Eltek is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Investor Contact:

Amnon Shemer
Chief Financial Officer
amnons@nisteceltek.com
+972-3-9395023

Eltek Ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended		Year months ended
	Decmber 31,		Decmber 31,
	2017	2016	2017	2016

Revenues	9,091	8,108	32,754	37,065
Costs of revenues	(8,352)	(8,571)	(31,427)	(34,248)

Gross profit	740	(463)	1,327	2,817

Selling, general and administrative expenses	(1,305)	(1,130)	(4,704)	(4,699)

R&D expenses, net	(3)	(20)	(41)	(117)

Operating profit (loss)	(568)	(1,612)	(3,418)	(1,999)

Financial expenses, net	(77)	(98)	(298)	(309)

Profit (loss) before other income, net	(645)	(1,710)	(3,716)	(2,308)

Other income, net	0	(259)	15	(259)

Profit (loss) before income tax expenses	(645)	(1,969)	(3,701)	(2,567)

Tax expenses	(23)	(1,080)	(74)	(1,158)

Net Profit (loss)	(669)	(3,050)	(3,775)	(3,725)

Net loss attributable to non controlling interest	0	(43)	0	(101)

Net Profit (loss) attributable to Eltek Ltd.	(669)	(3,007)	(3,775)	(3,624)

Earnings per share
Basic and diluted net gain (loss) per ordinary share	(0.33)	(1.48)	(1.86)	(1.79)

Weighted average number of ordinary shares
used to compute basic and diluted net gain (loss) per
ordinary share (in thousands)	2,029	2,029	2,029	2,029

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	Decmber 31,	Decmber 31,
	2017	2016
Assets

Current assets
Cash and cash equivalents	887	1,234
Receivables: Trade, net of provision for doubtful accounts	6,963	5,704
Other	1,527	205
Inventories	3,871	3,926
Prepaid expenses	254	251

Total current assets	13,502	11,320

Deferred taxes	0	0

Assets held for employees' severance benefits	57	50

Fixed assets, less accumulated depreciation	8,586	8,453

Intangible asset	0	322

Total assets	22,145	20,145

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	7,063	2,868
Short-term credit from related party	1,442	-
Accounts payable: Trade	5,451	4,727
Other	4,111	3,818

Total current liabilities	18,067	11,413

Long-term liabilities
Long term debt, excluding current maturities	388	1,954
Employee severance benefits	231	144

Total long-term liabilities	619	2,098

Equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000 shares, issued and outstanding 10,142,762	1,985	1,985
Additional paid-in capital	17,270	17,270
Cumulative foreign currency translation adjustments	2,415	1,815
Capital reserve	695	695
Accumulated deficit	(18,906)	(15,131)
Shareholders' equity	3,459	6,634
Non controlling interest	0	0
Total equity	3,459	6,634
Total liabilities and shareholders' equity	22,145	20,145

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
(In thousands US$)

Non-GAAP EBITDA Reconciliations	Three months ended		Year months ended
	Decmber 31,		Decmber 31,
	2017	2016	2017	2016

GAAP net Income (loss)	(669)	(3,007)	(3,775)	(3,624)
Add back items:

Financial expenses (income), net	77	98	298	309
Income tax expense	23	1,080	74	1,158
Depreciation and amortization	438	431	2,058	1,844
Adjusted EBITDA	(130)	(1,396)	(1,345)	(313)

Eltek Ltd.
Consolidated Statement of Cash flow
(In thousands US$, except per share data)

	Three months ended		Year months ended
	Decmber 31,		Decmber 31,
	2017	2016	2017	2016

Cash flows from operating activities:

Net Income (loss)	(669)	(3,050)	(3,775)	(3,725)
			-
Adjustments to reconcile net loss to net			-
cash flows provided by operating activities:			-
Depreciation and amortization	438	443	1,722	1,856
Capital lose on disposal of fixed assets, net	-	(12)	(13)	(12)
Amortization of Intangible asset	-		348
Revaluation of long term loans	13	-	(0)	1
Decrease (increase) in Deferred Tax	-	1,062	17	1,083
Impairment of goodwill			-	-
	451	1,492	2,075	2,929

Decrease (increase) in trade receivables	(975)	641	(597)	2,143
Decrease (increase) in other receivables and prepaid expenses	(447)	17	(1,249)	(97)
Decrease (increase) in inventories	541	504	471	289
Increase (decrease) in trade payables	69	(378)	(330)	(561)
Increase (decrease) in other liabilities and accrued expenses	187	(409)	(107)	(664)
Increase (decrease) in employee severance benefits, net	67	(148)	69	(150)
	(558)	226	(1,743)	961

Net cash provided by (used in) operating activities	(775)	(1,331)	(3,444)	165

Proceeds from sale of investments in previously consolidated subsidiaries:
The subsidiaries' assets and liabilities at date of sale:
Trade accounts receivable net		289		289
Inventories		298		298
Prepaid and other current assets		107		107
Assets held for employees' severance benefits		-		-
Property, plant and equipment		537		537
		-		-
deferred Tax - Long Term		-		-
Goodwill/intangible asset		(0)		(0)
Short-term credit		-		-
Trade		(604)		(604)
Other		(159)		(159)
Long-term debt, including current maturities		(112)		(112)
Employee severance benefits		(276)		(276)
Investment in company accounted for at equity		191		191
		271		271

Cash flows from investing activities:
Owners investment
Purchase of fixed assets	(43)	(146)	(275)	(708)
Purchase of Intangible asset	-	-	-	-
Purchase of Intangible asset		-	-	(43)
Net cash used in investing activities	(43)	(146)	(275)	(750)

Cash flows from financing activities:
Increase (decrease) in short- term credit	984	1,657	2,756	1,589
Increase (decrease) in short- term shareholder loan	-	-	1,430	-
Repayment of long-term loans from bank	(233)	(175)	(870)	(680)
Proceeds from long-term loans	(36)	199	167	199
Repayment of credit from fixed asset payables	(32)	(83)	(239)	(635)
Net cash provided by (used in) financing activities	683	1,598	3,244	473

Effect of translation adjustments	20	25	128	37

Net increase (decrease) in cash and cash equivalents	(116)	392	(347)	196

Cash and cash equivalents at beginning of the period	1,003	842	1,234	1,038
			-	-
Cash and cash equivalents at period end	887	1,234	887	1,234

Eltek ltd.
Proforma (Non-GAAP) Statements of Operations
(In thousands US$, except per share data)
Excluding Kubatronik's operation in 2016

	Solo		Solo
	Three months ended		Year ended
	Dec 31,		Dec 31,
	2017	2016	2017	2016

Revenues	9,091	7,347	32,754	33,161
Costs of revenues	(8,352)	(7,630)	(31,427)	(30,409)

Gross profit	740	(283)	1,327	2,752

Research and development income, net	(3)	(20)	(41)	(117)

Selling, general and administrative expenses	(1,305)	(1,106)	(4,704)	(4,206)

Operating profit (loss)	(568)	(1,408)	(3,418)	(1,570)

Financial expenses, net	(77)	(93)	(298)	(253)

Profit (loss) before other income, net	(645)	(1,501)	(3,716)	(1,823)

Other income, net	0	(263)	15	(263)

Profit (loss) before income tax expenses	(645)	(1,764)	(3,701)	(2,086)

Income tax (expenses), net	(23)	(1,080)	(74)	(1,157)

Net Profit (loss)	(669)	(2,844)	(3,775)	(3,244)

Diluted net loss per ordinary share	(0.33)	(1.40)	(1.86)	(1.60)

Weighted average number of ordinary shares
used to compute diluted net loss per
ordinary share (in thousands)	2,029	2,029	2,029	2,029

Eltek ltd.
Proforma (Non-GAAP) Balance Sheets
(In thousands US$)
Excluding Kubatronik's operation in 2016

	Dec 31,
	2017	2016
Assets

Current assets
Cash and cash equivalents	887	1,234
Receivables: Trade, net of provision for doubtful accounts	6,963	5,704
Other	1,527	205
Inventories	3,871	3,926
Prepaid expenses	254	251

Total current assets	13,502	11,320

Deferred taxes	0	0

Assets held for employees' severance benefits	57	50

Fixed assets, less accumulated depreciation	8,586	8,453

Intangible asset	0	322

Total assets	22,145	20,145

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	7,063	2,868
Short-term credit from related party	1,442	-
Accounts payable: Trade	5,451	4,727
Other	4,111	3,818

Total current liabilities	18,067	11,413

Long-term liabilities
Long term debt, excluding current maturities	388	1,954
Employee severance benefits	231	144

Total long-term liabilities	619	2,098

Equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000 shares, issued and outstanding 6,610,107 as of December 31, 2011.	1,985	1,985
Additional paid-in capital	17,270	17,270
Cumulative foreign currency translation adjustments	2,415	1,815
Capital reserve	695	695
Accumulated deficit	(18,906)	(15,131)
Shareholders' equity	3,459	6,634
Non controlling interest	0	0
Total equity	3,459	6,634
Total liabilities and shareholders' equity	22,145	20,145

Eltek Ltd.
Proforma Unaudited Non-GAAP EBITDA Reconciliations
(In thousands US$)
Excluding Kubatronik's operation in 2016

Non-GAAP EBITDA Reconciliations	Three months ended		Year ended
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2017	2016	2017	2016

GAAP net Income (loss)	(669)	(2,844)	(3,775)	(3,244)
Add back items:

Financial expenses (income), net	77	93	298	253
Income tax expense	23	1,080	74	1,157
Depreciation and amortization	438	438	2,058	1,710
Adjusted EBITDA	(131)	(1,233)	(1,345)	(124)

Eltek Ltd.
Consolidated Statement of Cash flow
(In thousands US$, except per share data)
Excluding Kubatronik's operation in 2016

	Three months ended		Year months ended
	Decmber 31,		Decmber 31,
	2017	2016	2017	2016
Cash flows from operating activities:

Net Income (loss)	(669)	(3,050)	(3,775)	(3,725)

Adjustments to reconcile net loss to net
cash flows provided by operating activities:
Depreciation and amortization	438	443	1,722	1,856
Capital lose on disposal of fixed assets, net	-	(12)	(13)	(12)
Amortization of Intangible asset	-		348
Revaluation of long term loans	13	-	(0)	1
Decrease (increase) in Deferred Tax	-	1,062	17	1,083
Equity loss (gain)	-	-	-
	451	1,492	2,075	2,929

Decrease (increase) in trade receivables	(975)	641	(597)	2,143
Decrease (increase) in other receivables and prepaid expenses	(447)	17	(1,249)	(97)
Decrease (increase) in inventories	541	504	471	289
Increase (decrease) in trade payables	69	(378)	(330)	(561)
Increase (decrease) in other liabilities and accrued expenses	187	(409)	(107)	(664)
Increase (decrease) in employee severance benefits, net	67	(148)	69	(150)
	(558)	226	(1,743)	961

Net cash provided by (used in) operating activities	(775)	(1,331)	(3,444)	165

Proceeds from sale of investments in previously consolidated subsidiaries:
The subsidiaries' assets and liabilities at date of sale:
Trade accounts receivable net		290		290
Inventories		298		298
Prepaid and other current assets		107		107
Assets held for employees' severance benefits		-		-
Property, plant and equipment		537		537
		-		-
deferred Tax - Long Term		-		-
Goodwill/intangible asset		(0)		(0)
Short-term credit		-		-
Trade		(604)		(604)
Other		(185)		(185)
Long-term debt, including current maturities		(112)		(112)
Employee severance benefits		(276)		(276)
Investment in company accounted for at equity		191		191
		245		245
Cash flows from investing activities:
Owners investment
Purchase of fixed assets	(43)	(146)	(275)	(708)
Purchase of Intangible asset	-		-
Purchase of Intangible asset	-	-	-	(43)
Net cash used in investing activities	(43)	(146)	(275)	(750)

Cash flows from financing activities:
Increase (decrease) in short- term credit	984	1,657	2,757	1,589
Increase (decrease) in short- term shareholder loan	-	-	1,430
Repayment of long-term loans from bank	(233)	(175)	(870)	(680)
Proceeds from long-term loans	(36)	199	167	199
Repayment of credit from fixed asset payables	(32)	(83)	(241)	(635)
Net cash provided by (used in) financing activities	683	1,598	3,244	473

Effect of translation adjustments	20	25	128	64

Net increase (decrease) in cash and cash equivalents	(116)	392	(347)	196

Cash and cash equivalents at beginning of the period	1,003	842	1,234	1,038

Cash and cash equivalents at period end	887	1,234	887	1,234
	887	1,234	887	1,234